UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022 No. 1

Commission file number: 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On April 25, 2022, Tower Semiconductor Ltd. (the “Company”) held its extraordinary general meeting of shareholders (the “EGM”) to consider certain proposals related to the Agreement and Plan of Merger, dated February 15, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Intel FS Inc., a Delaware corporation (“Parent”), Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and Intel Corporation, a Delaware corporation (“Intel”), pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly owned subsidiary of Parent and a subsidiary of Intel (the “Merger”).  At the EGM, shareholders of the Company approved, by the requisite majority vote, the acquisition of the Company by Intel, including the approval of: (a) the Merger Agreement; (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of the Company owned immediately prior to the effective time of the Merger; and (d) all other transactions and arrangements contemplated by the Merger Agreement. The transaction is subject to certain regulatory approvals and customary closing conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. On March 11, 2022, the Company furnished to the SEC and mailed or otherwise provided to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement contains important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.towersemi.com) or by writing to the Company, Corporate Secretary, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 2310502, Israel (for documents filed with or furnished to the SEC by the Company).

EXHIBIT INDEX

99.1	Press Release, dated April 25, 2022.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statement (File No. 333-204173).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Date: April 25, 2022